GIVEN IMAGING [Graphic Omitted]

For Immediate Release
For further information contact:

Yoram Ashery                       or         Fern Lazar/David Carey
Given Imaging Ltd.                            Lazar Partners Ltd.
                                              1-(866) GIVEN-IR
                                              flazar@lazarpartners.com/
                                              dcarey@lazarpartners.com

                 GIVEN IMAGING REPORTS FIRST PROFITABLE QUARTER
                 ----------------------------------------------

 - Company announces second quarter results with earnings per share of 3 cents -
             - Sales increase by 59.5% over second quarter of 2003 -

Yoqneam, Israel, July 28, 2004 - Given Imaging Ltd. (NASDAQ:GIVN) today announced second quarter and first half results for the period ended June 30, 2004.

Worldwide sales of the Given(R) Diagnostic System and Given(R) Capsule Endoscope reached record sales of $15.5 million in the second quarter of 2004, a 59.5% increase over sales in the second quarter of 2003. Gross profit was a record 75.5% of revenues compared to 65.3% in the second quarter of 2003. The second quarter was the first profitable quarter in the Company's history. Net profit for the second quarter was $0.9 million or $0.03 per share on a diluted basis, compared to a net loss of $3.3 million or $(0.13) per share in the second quarter of 2003. Following the successful closing of the follow-on offering in the second quarter, and positive operating cash flow in the quarter, the cash balance at quarter end reached $71.5 million.

For the six month period ended June 30, 2004, sales were $28.2 million reflecting a 54.0% increase over the same period in 2003. Gross profit increased to 73.4% of revenues from 66.2% in the first six months of 2003. Operating expenses in the first half of 2004 were $20.8 million, compared to $19.4 million in the same period in 2003. Net profit for the first six months of 2004 was $0.3 million or $0.01 per share on a diluted basis, compared to a net loss of $7.0 million or $(0.27) per share for the same period in 2003.

"Announcing our first profitable quarter and six months is a significant milestone in our company's history and reflects the dedication and commitment of Given Imaging's management and employees around the world," said Gavriel D. Meron, President and CEO of Given Imaging. "It also underscores the unmet clinical need for patient friendly diagnostic tools for the GI tract. Given Imaging continues to be committed to bring to market in the future new capsule endoscopes for other large markets including the esophagus, stomach and colon."

Second Quarter 2004 Revenue Analysis
------------------------------------

The geographic breakdown of second quarter 2004 sales is as follows:

(Millions of U.S. dollars)
United States         $10.9
Europe and ROW        $ 4.6

During the quarter, worldwide sales reorders of the Given Capsule Endoscope grew to approximately 20,900, 101% higher than the second quarter of 2003, and total capsules sold reached a record 22,500, 87% higher than the second quarter of 2003. Sales of Given(R) Diagnostic Systems totaled 158 for the second quarter of 2004, with 114 systems sold in the United States. In the second quarter of 2003, the company sold 163 systems with 106 systems sold in the United States.

Second Quarter Highlights
-------------------------

During the second quarter, Given Imaging accomplished the following milestones:

Reimbursement Expansion
A number of payors, including those listed below, expanded their Capsule Endoscopy coverage policies to include initial diagnosis of suspected Crohn's disease:

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

          o Anthem Blue Cross Blue Shield (12.5 million members in CO, CT, IN, KY, OH, NH, NV, ME, VA)

          o    Empire Medicare Services (5.4 million members in NY and NJ)

          o    Highmark Inc. (4.4 million members in PA)

          o Noridian Administrator Services, a Medicare provider (4 million members in AK, AZ, CO, HI, IA, ND, NV, OR, SD, WA, WY)

          o    Blue Cross Blue Shield of Florida (3.5 million members in FL)

          o Care First Blue Cross Blue Shield (3.2 million members in MD, DC, DE, VA)

          o    Blue Shield of California (2.6 million members)

     An additional number of payors, including those listed below, established for the first time coverage for Capsule Endoscopy:

          o    Blue Cross Blue Shield of Illinois (3.6 million members)

          o    GHI of New York (2.5 million members)

          o    Medica of Minnesota and Wisconsin (1.25 million members)

In total, the number of individuals in the U.S. with coverage for Capsule Endoscopy grew this quarter by more than 9 million and reached 176 million, and the number of individuals in the U.S. with coverage for expanded indications, such as initial diagnosis of Crohn's disease, increased by 47 million to 113 million.

Digestive Disease Week 2004 (DDW)
More than 100 presentations on Capsule Endoscopy were discussed at DDW 2004. Studies were presented describing the value of Given's capsule endoscope in diagnosing Crohn's disease and gastrointestinal cancer, the ability of Capsule Endoscopy-based diagnosis to improve disease management and patient outcomes, as well as the health-economics benefits of using Capsule Endoscopy. In addition, investigators presented results of the first clinical study of the Given Esophageal Capsule Endoscope, and concluded that the capsule was comparable to traditional endoscopy. This product is pending FDA clearance through a 510(k) submission.

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

Preliminary results of a study conducted by physicians at the Jefferson Medical College of Thomas Jefferson University examining the economic benefit of diagnosing Crohn's disease using Capsule Endoscopy were presented at DDW. Preliminary results of this study conclude that from a payor perspective, using Capsule Endoscopy would be less costly than small bowel follow through (SBFT). In addition, Capsule Endoscopy also could reduce diagnostic costs significantly if used as the first line diagnostic test in cases where strictures were not suspected, obviating the need for a prior SBFT.

ESGE Capsule Endoscopy Guidelines

European Society of Gastrointestinal Endoscopy (ESGE) Guidelines for Video Capsule Endoscopy appear in the July issue of the peer review journal Endoscopy. According to the ESGE guidelines, accepted indications for using Capsule Endoscopy include Obscure Digestive Bleeding, investigation of Crohn's disease, evaluation of the side-effects of nonsteroidal anti-inflammatory drugs (NSAIDs) and polyps. Prospective indications include complicated celiac disease and pediatric Capsule Endoscopy.

Corporate

     o Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company. InScope, a business division of Ethicon Endo-Surgery, Inc. will have exclusive rights to market Given Imaging's M2A Esophageal Capsule in the United States following clearance from the U.S. Food and Drug Administration. This agreement may be expanded to other countries, except Japan.

     o Given Imaging completed a follow-on share offering consisting of 1,500,000 shares offered by Given Imaging and 1,005,000 shares offered by selling shareholders. In addition, underwriters exercised their option to acquire an additional 375,750 ordinary shares from certain selling shareholders in the offering to cover over allotments. The offering was priced at $32 per share and the company's net proceeds were approximately $44.4 million.

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

Second Quarter Webcast Information
----------------------------------

Given Imaging will host a conference call tomorrow, Thursday, July 29, 2004, at 9:00 am Eastern Time to discuss second quarter 2004 results. The conference call will be webcast through the Company's website www.givenimaging.com.

About Given Imaging
-------------------
Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly and effective methods for diagnosing gastrointestinal disorders. The company's technology platform is the Given(R) Diagnostic System, featuring the Given(R) Capsule Endoscope, a disposable, miniature video camera contained in a capsule which is ingested by the patient. The Given(R) Capsule Endoscope is the only naturally-ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 122,000 patients worldwide. A capsule endoscope for visual examination of the esophagus is currently pending FDA clearance and capsules for visualization of the stomach and colon are under development. Given Imaging has also developed and currently markets in Europe the Given(R) Patency System, a novel method for detecting obstructions in the gastrointestinal tract using a naturally ingestible, dissolvable capsule. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                            (Financial tables follow)

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


              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                    June 30,        December 31,
                                                  -----------       ------------
                                                     2004              2003
                                                  -----------       ------------
                                                  (Unaudited)        (Audited)
Assets

Current assets
Cash and cash equivalents                         $    71,509       $    25,367
Accounts receivable:
  Trade                                                 7,452             6,945
  Other                                                 1,222               467
Inventories                                             9,383             8,485
Prepaid expenses                                        1,188             1,361
Advances to suppliers                                     577                 -
                                                  -----------       -----------

Total current assets                                   91,331            42,625
                                                  -----------       -----------

Deposits                                                  347               361

Assets held for severance benefits                      1,121             1,008

Fixed assets, at cost, less accumulated
depreciation                                            9,448             9,595

Other assets, at cost, less accumulated
amortization                                            2,098             1,980
                                                  -----------       -----------

Total assets                                      $   104,345       $    55,569
                                                  ===========       ===========

Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under
capital lease                                     $        10       $        27
Accounts payable:
  Trade                                                 4,620             2,216
  Other                                                 5,467             4,462
Deferred revenue                                          955               950
                                                  -----------       -----------
Total current liabilities                              11,052             7,655
                                                  -----------       -----------


Long-term liabilities
Obligation under capital lease, net                        49                 4
Liability for employee severance benefits               1,292             1,188
                                                  -----------       -----------
Total long-term liabilities                             1,341             1,192
                                                  -----------       -----------
Total liabilities                                      12,393             8,847
                                                  -----------       -----------
Minority interest                                       1,448             1,924
                                                  -----------       -----------
Shareholders' equity                                   90,504            44,798
                                                  -----------       -----------
Total liabilities and shareholders' equity        $   104,345       $    55,569
                                                  ===========       ===========


              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                    U.S. $ in thousands except per share data

                                                    Six month period ended      Three month period ended      Year ended
                                                            June 30,                    June 30,              December 31,
                                                   --------------------------   --------------------------
                                                      2004           2003         2004             2003           2003
                                                   -----------    -----------   -----------     -----------    -----------
                                                   (Unaudited)    (Unaudited)   (Unaudited)     (Unaudited)     (Audited)

Revenues                                          $    28,213   $    18,323      $  15,462      $   9,694      $   40,539
Cost of revenues                                       (7,518)       (6,190)        (3,782)        (3,363)        (13,551)
                                                  ------------  ------------    -----------    -----------    ------------
Gross profit                                           20,695        12,133         11,680          6,331          26,988
                                                  ------------  ------------    -----------    -----------    ------------
Operating expenses

Research and development, gross                        (3,337)       (3,738)        (1,716)        (1,904)         (7,037)
Royalty bearing participation                             414           691            414            691           1,303
                                                  ------------  ------------   -----------    ------------    ------------

Research and development, net                          (2,923)       (3,047)        (1,302)        (1,213)         (5,734)

Sales and marketing expenses                          (14,883)      (13,519)        (7,864)        (6,998)        (26,804)
General and administrative expenses                    (2,966)       (2,791)        (1,758)        (1,425)         (5,312)
                                                  ------------  ------------   -----------    ------------    ------------

Total operating expenses                              (20,772)      (19,357)       (10,924)        (9,636)        (37,850)
                                                  ------------  ------------   -----------    ------------    ------------

Operating profit (loss)                                   (77)       (7,224)           756         (3,305)        (10,862)
Financing income (expenses), net                          (63)           54           (124)          (174)            995
                                                  ------------  ------------   -----------    ------------    ------------

Profit (loss) before taxes on income                     (140)       (7,170)           632         (3,479)         (9,867)
Taxes on income                                             -             -              -              -               -
                                                  ------------  ------------    ----------    ------------    ------------
Profit (loss) before minority share                      (140)       (7,170)           632         (3,479)         (9,867)

Minority share in losses of subsidiary                    476           197            289            129             258
                                                  ------------  ------------   -----------    ------------    ------------

Net profit (loss)                                 $       336   $    (6,973)   $       921    $    (3,350)    $    (9,609)
                                                  ============  ============   ===========    ============    ============

Basic profit (loss) per Ordinary Share            $      0.01   $     (0.27)   $      0.04    $     (0.13)    $     (0.38)
                                                  ============  ============   ===========    ============    ============

Diluted profit (loss) per Ordinary Share          $      0.01   $     (0.27)   $      0.03    $     (0.13)    $     (0.38)
                                                  ============  ============   ===========    ============    ============

Weighted average number of Ordinary Shares
 outstanding used in basic profit (loss) per
 Ordinary Share calculation                        25,797,382    25,413,580     25,900,192     25,451,646      25,493,073
                                                  ============  ============   ===========    ============    ============

Weighted average number of Ordinary Shares
 used in diluted profit (loss) per
 Ordinary Share calculation                        28,643,349    25,413,580     28,700,078     25,451,646      25,493,073
                                                  ============  ============   ===========    ============    ============

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